UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

NQ Mobile Inc.
 (Name of Issuer)

American Depositary Shares, each representing Five (5) Class A Common Shares, par value $0.0001 per share

(Title of Class of Securities)

64118U108*
(CUSIP Number)

Chun R. Ding
CRCM LP
One Maritime Plaza, Suite 1107
San Francisco, CA 94111
(415) 578-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note:            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. CRCM Institutional Master Fund (BVI), Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	** The reporting persons making this filing hold an aggregate of 2,679,966 ADSs, which is 3.27% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
	(b) ☒	**
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,679,966*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,679,966*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,679,966*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 3.27%**
14.	Type of Reporting Person (See Instructions): OO

*Each ADS represents five (5) Class A Common Shares, par value $0.0001 per share.
** Based on 396,632,111 shares of Class A Common Shares, par value $0.0001 per share issued and outstanding as of March 15, 2015 as indicated in the Issuer’s annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer for the fiscal year ended December 31, 2014, plus that number of Class A Common Shares represented by 2,679,966 ADSs beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons. CRCM LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	** The reporting persons making this filing hold an aggregate of 2,679,966 ADSs, which is 3.27% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
	(b) ☒	**
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,679,966*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,679,966*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,679,966*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 3.27%**
14.	Type of Reporting Person (See Instructions): IA, PN

*Each ADS represents five (5) Class A Common Shares, par value $0.0001 per share.

** Based on 396,632,111 shares of Class A Common Shares, par value $0.0001 per share issued and outstanding as of March 15, 2015 as indicated in the Issuer’s annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer for the fiscal year ended December 31, 2014, plus that number of Class A Common Shares represented by 2,679,966 ADSs beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons. ChinaRock Capital Management Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	** The reporting persons making this filing hold an aggregate of 2,679,966 ADSs, which is 3.27% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
	(b) ☒	**
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong, China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,679,966*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,679,966*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,679,966*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 3.27%**
14.	Type of Reporting Person (See Instructions): OO

*Each ADS represents five (5) Class A Common Shares, par value $0.0001 per share.
** Based on 396,632,111 shares of Class A Common Shares, par value $0.0001 per share issued and outstanding as of March 15, 2015 as indicated in the Issuer’s annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer for the fiscal year ended December 31, 2014, plus that number of Class A Common Shares represented by 2,679,966 ADSs beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons. CRCM LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	** The reporting persons making this filing hold an aggregate of 2,679,966 ADSs, which is 3.27% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
	(b) ☒	**
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,679,966*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,679,966*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,679,966*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 3.27%**
14.	Type of Reporting Person (See Instructions): OO

*Each ADS represents five (5) Class A Common Shares, par value $0.0001 per share.
** Based on 396,632,111 shares of Class A Common Shares, par value $0.0001 per share issued and outstanding as of March 15, 2015 as indicated in the Issuer’s annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer for the fiscal year ended December 31, 2014, plus that number of Class A Common Shares represented by 2,679,966 ADSs beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons. Chun R. Ding
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	** The reporting persons making this filing hold an aggregate of 2,679,966 ADSs, which is 3.27% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
	(b) ☒	**
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,679,966*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,679,966*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,679,966*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 3.27%**
14.	Type of Reporting Person (See Instructions): IN

*Each ADS represents five (5) Class A Common Shares, par value $0.0001 per share.
** Based on 396,632,111 shares of Class A Common Shares, par value $0.0001 per share issued and outstanding as of March 15, 2015 as indicated in the Issuer’s annual report on Form 20F filed with the Securities and Exchange Commission by the Issuer for the fiscal year ended December 31, 2014, plus that number of Class A Common Shares represented by 2,679,966 ADSs beneficially owned by the Reporting Persons.

Item 1.  Security and Issuer

This amendment No. 1 to Schedule 13D (the “13D Amendment No. 1”) amends and supplements the statement on Schedule 13D as previously filed on March 18, 2015 (the “Schedule 13D”), by (i) CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company (the “Fund”); (ii) CRCM LP, a Delaware limited partnership (the “Investment Manager”); (iii) ChinaRock Capital Management Limited, a Hong Kong company limited by shares (the “Sub-Investment Adviser”); (iv) CRCM LLC, a Delaware limited liability company (the “General Partner”); and (v) Chun R. Ding, a United States citizen (collectively, the “Reporting Persons”), relating to American Depositary Shares (the “ADS”), each representing five (5) Class A Common Shares, par value $0.0001 per share, of NQ Mobile Inc., a Cayman Islands company (the “Company”).  The Company’s principal executive office is located at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China.

Except as set forth herein, the Schedule 13D is unmodified.

As of January 15, 2016, as reflected in this 13D Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 2,679,966 ADSs, representing approximately 3.27% of the outstanding shares of the Company, and, accordingly, this 13D Amendment No. 1 constitutes the final amendment to the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5(a), (b) of the Schedule 13D is hereby amended and supplemented by adding the following information:

Based on the Company’s March 31, 2015 Form 20-F filing, the Company had 396,632,111 Class A Common Shares issued and outstanding as of March 15, 2015.

The Subject ADS figure is 2,679,966.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

20,000 call option contracts with a strike price of $5.50 expired in January 2016 without being exercised.

Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities on January 15, 2016.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            January 20, 2016

/s/ Kelvin Koo
CHINAROCK CAPITAL MANAGEMENT LIMITED
By:  Kelvin Koo, as Attorney-in-Fact for Chun R. Ding, Director

/s/ Kelvin Koo
CRCM LLC,
On its own behalf and as the General Partner of
CRCM LP, as the Investment Manager of
CRCM Institutional Maser Fund (BVI), Ltd.
By:  Kelvin Koo, as Attorney-in-Fact for Chun R. Ding, Member

/s/ Kelvin Koo
By:  Kelvin Koo, as Attorney-in-Fact for Chun R. Ding

Exhibit Index

Exhibit 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Exhibit 2	Power of Attorney appointing Kelvin Koo as true and lawful attorney-in-fact for Chun R. Ding (as previously filed).

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

      The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 20, 2016

/s/ Kelvin Koo
CHINAROCK CAPITAL MANAGEMENT LIMITED
By:  Kelvin Koo, as Attorney-in-Fact for Chun R. Ding, Director

/s/ Kelvin Koo
CRCM LLC,
On its own behalf and
as the General Partner of
CRCM LP,
as the Investment Manager of
CRCM Institutional Master Fund (BVI), Limited
By:  Kelvin Koo, as Attorney-in-Fact for Chun R. Ding, Member

/s/ Kelvin Koo
By:  Kelvin Koo, as Attorney-in-Fact for Chun R. Ding